EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Nine Months Ended	Years Ended December 31,
	9/30/15(*)	2014(*)	2013(*)	2012(*)	2011(*)	2010(*)
Earnings for computation of ratio:
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$591.3	$(86.3)	$518.4	$266.0	$572.0	$769.5
Fixed charges	73.5	83.3	76.1	72.0	69.2	16.8
Amortization of capitalized interest	0.6	0.5	0.4	—	—	—
Less:
Interest capitalized	(1.5)	(2.7)	(1.9)	(7.1)	(1.2)	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	(1.3)
Total earnings (loss)	$663.9	$(5.2)	$593.0	$330.9	$640.0	$785.0

Fixed charges:
Interest expense	$60.9	$66.0	$58.1	$52.2	$48.9	$—
Interest capitalized	1.5	2.7	1.9	—	—	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	1.1	0.8	0.3	0.8	0.6	—
Estimate of interest within rental expense	10.0	13.8	15.8	19.0	19.7	16.8
Total fixed charges	$73.5	$83.3	$76.1	$72.0	$69.2	$16.8

Ratio of earnings (loss) to fixed charges	9.0	(0.1)	7.8	4.6	9.2	46.8
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(*)
For these ratios, "earnings" represents income (loss) before taxes before adjustment for noncontrolling interests in equity investments and fixed charges, adjusted for interest capitalized and noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges.